FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc - Earnings Release

HSBC Holdings plc ('HSBC') will be conducting a trading update conference call with analysts and investors today to coincide with the publication of its Earnings Release. The trading update call will take place at 11.30am BST, and details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investor-relations.

Table of contents

Highlights	3
Group Chief Executive's comments	4
Adjusted performance	5
Financial performance commentary	6
Notes	8
Cautionary statement regarding forward-looking statements	9
Summary consolidated income statement	10
Summary consolidated balance sheet	11
Capital	12
Risk-weighted assets	13

Leverage ratio	16
Profit/(loss) before tax by global business and geographical region	16
Summary information - global businesses	17
Summary information - geographical regions	21
Appendix - selected information	24
Reconciliation of the difference between reported and adjusted items	24
Loans and advances to customers by industry sector and by geographical region	29

Terms and abbreviations
1Q14 / 1Q15	First quarter of 2014/2015
4Q14	Fourth quarter of 2014
AML	Anti-money laundering
CET1	Common equity tier 1
CMB	Commercial Banking
CML	Consumer and Mortgage Lending in the US
CRD IV	Capital Requirements Directive IV
CRS	Card and Retail Services
FTEs	Full-time equivalent staff
FFVA	Funding fair value adjustment methodology on derivative contracts
GB&M	Global Banking and Markets
GPB	Global Private Banking
IFRSs	International Financial Reporting Standards
Industrial Bank	Industrial Bank Co. Limited
IRB	Internal ratings based
Jaws	The difference between the rate of growth of revenue and the rate of growth of costs
Legacy Credit
A portfolio of assets comprising Solitaire Funding Limited, securities investment conduits, asset-backed securities trading and correlation portfolios and derivative transactions entered into with monoline insurers

LGD	Loss given default
LICs	Loan impairment charges and other credit risk provision
MENA	Middle East and North Africa
NCOA	Non-credit obligation assets
Own credit spread	Fair value movements on our long-term debt designated at fair value resulting from changes in credit spread
PBT	Profit before tax
ppts	Percentage points
PRA	Prudential Regulation Authority (UK)
Principal RBWM	RBWM excluding the effects of the US run-off portfolio and the disposal of the CRS business in the US
RBWM	Retail Banking and Wealth Management
Revenue	Net operating income before LICs
RoRWA	Pre-tax Return on Risk Weighted Assets is calculated using an average of RWAs on a CRD IV end point basis
RWAs	Risk-weighted assets
STD	Standardised approach
$m/$bn	United States dollar millions/billions

Note to editors

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,100 offices in 73 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of $2,670bn at 31 March 2015, HSBC is one of the world's largest banking and financial services organisations.

Highlights

• Reported PBT up 4% in the first quarter of 2015 ('1Q15') at $7,059m compared with $6,785m in the same period in 2014 ('1Q14').

•   Adjusted PBT up $349m or 5% in 1Q15 at $6,892m, compared with $6,543m in 1Q14, primarily reflecting higher revenue of $661m and lower loan impairment charges of $136m, partly offset by higher operating expenses of $483m.

•   Reported PBT of $7,059m is up by $5,328m compared with $1,731m in 4Q14. Adjusted PBT of $6,892m is up by $3,988m or 137% compared with $2,904m in 4Q14, led by higher revenue in GB&M following a challenging      fourth quarter in 2014.

• Earnings per share and dividends per ordinary share for 1Q15 were $0.26 and $0.10, respectively, compared with $0.27 and $0.10 for the equivalent period in 2014.

• Return on average ordinary shareholders' equity (annualised) was 0.2ppts lower at 11.5%, compared with 11.7% for the equivalent period in 2014.

• Adjusted revenue of $15,406m was higher by $661m or 4% from 1Q14 driven by revenue growth in GB&M, including an 8% rise in Markets, in CMB primarily in Hong Kong and the UK, and in Principal RBWM.

•   Adjusted operating expenses of $8,526m were up by $483m or 6% from 1Q14 due to higher staff costs, partly reflecting an increase in staff numbers in customer-facing roles and in Regulatory Programmes and Compliance, and      increased marketing expenditure to support growth.

• Loans and advances to customers, excluding foreign exchange movements, increased by $17,353m from 31 December 2014.

• Capital - The CRD IV end point CET1 capital ratio was 11.2%, up from 11.1% at 31 December 2014.

• Leverage ratio - The leverage ratio was 4.9%, up from 4.8% at 31 December 2014.

	Three months ended 31 March
	2015	2014	Change
	$m	$m	%
Financial highlights and key ratios
Reported PBT	7,059	6,785	4
Adjusted PBT	6,892	6,543	5
Return on average ordinary shareholders' equity (annualised)	11.5%	11.7%
Return on average tangible equity (annualised)	13.1%	13.7%
Cost efficiency ratio (reported)	55.7%	55.7%
Adjusted jaws	(1.5)%

	At
	31 March 2015	31 December 2014	Change
	%	%	ppts
Capital and balance sheet
Advances to deposits ratio	72.5	72.2	0.3
Common equity tier 1 ratio (end point)1	11.2	11.1
Common equity tier 1 ratio (transitional)1	11.2	10.9

1   From 1 January 2015 the CRD IV transitional CET1 and end point CET1 capital ratios became aligned for HSBC Holdings plc due to the recognition of unrealised gains on investment property and available-for-sale securities.

Group Chief Executive, Stuart Gulliver, commented:

Our business recovered well in the first quarter following a difficult 4Q14. Global Banking & Markets had its usual strong start to the year, with a notable increase in year-on-year revenue in our Markets businesses. Commercial Banking continued to perform well, particularly in the UK and Hong Kong, and Principal Retail Banking & Wealth Management generated increased revenue. Loan impairment charges were significantly lower compared to the same period in 2014, particularly in Europe and North America.

Adjusted operating expenses increased, as expected. We continue to work on initiatives to deliver cost-savings over the remainder of 2015 and beyond.

We generated $4.6bn of capital from profit in the period which enabled us to fund the first interim dividend, strengthen the CET1 capital ratio, and support asset growth.

As previously announced, we will hold an Investor Update on 9 June.

Adjusted performance

Adjusted performance is computed by adjusting reported results for the period-on-period effects of foreign currency translation differences and significant items which distort period-on-period comparisons.

Foreign currency translation differences are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:

• the income statements for prior periods at the average rates of exchange for Q1 2015; and

• the closing prior period balance sheets at the prevailing rates of exchange on 31 March 2015.

No adjustment has been made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC's operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

We use the term 'significant items' to collectively describe the group of individual adjustments which are excluded from reported results when arriving at adjusted performance. Significant items, which are detailed below, are those items which management and investors would ordinarily identify and consider separately when assessing performance in order to better understand the underlying trends in the business.

We believe adjusted performance provides useful information for investors by aligning internal and external reporting, identifying and quantifying items management believe to be significant and providing insight into how management assesses period-on-period performance.

Reconciliation of reported to adjusted PBT

	Three months ended 31 March
	2015	2014
	$m	$m
Profit before tax
Reported	7,059	6,785
Adjusting Items
Currency translation		(336)
Significant items
Own credit spread	(298)	(148)
Debit valuation adjustment on derivative contracts	(98)	(30)
Fair value movements on non-qualifying hedges	285	142
Loss on sale of several tranches of real estate secured accounts in the US	-	30
Releases arising from the ongoing review of compliance with the Consumer Credit Act in the UK	(12)	-
Gain on the partial sale of shareholding in Industrial Bank	(363)	-
Restructuring and other related costs	43	40
Regulatory provisions in GPB	139	-
UK customer redress programmes	137	83
Gain on sale arising from HSBC Latin America Holdings UK Limited's disposal of HSBC Bank (Colombia) S.A.	-	(18)
Trading results of Group disposals	-	(5)

Adjusted profit before tax	6,892	6,543

Adjusted PBT by global businesses and regions

	Three months ended 31 March
	2015	2014
	$m	$m
By global business
Retail Banking and Wealth Management	1,888	1,858
Commercial Banking	2,330	2,288
Global Banking and Markets	2,955	2,675
Global Private Banking	180	183
Other	(461)	(461)

	6,892	6,543

By geographical region
Europe	1,789	1,548
Asia	3,942	3,710
Middle East and North Africa	458	493
North America	472	534
Latin America	231	258

	6,892	6,543

The tables on pages 24 to 28 reconcile the difference between reported and adjusted items by disclosing the impact of significant items and currency translation adjustments in 1Q15, 1Q14 and 4Q14 for each of our geographical segments and global businesses.

Financial performance commentary

1Q15 compared with 1Q14

• Reported PBT of $7.1bn in 1Q15 was $274m or 4% higher than in 1Q14 with adverse movements in foreign currency between the periods broadly offsetting the positive net movement in significant items.

• On an adjusted basis, PBT was $349m or 5% higher than in 1Q14. This was primarily driven by higher revenue and lower LICs, partly offset by higher operating expenses.

•   Reported revenue was $15.9bn in 1Q15, broadly unchanged from 1Q14. Revenue in 1Q15 included a $363m gain on the partial sale of our shareholding in Industrial Bank and higher favourable fair value movements on our own debt designated at fair value resulting from changes in credit spreads of $298m compared with $148m in 1Q14. This was partly offset by adverse fair value movements on non-qualifying hedges of $285m in 1Q15 compared with $142m in 1Q14.

• On an adjusted basis, revenue of $15.4bn was $661m or 4% higher:

-   in GB&M, total revenue was $0.4bn or 8% higher, driven by a rise in Balance Sheet Management, in part reflecting increased gains on disposal of available-for-sale debt securities. Revenue also rose in Foreign Exchange by $0.2bn, which benefited from increased volatility, as well as in Credit and Equities from increased client flows while Credit was also affected by favourable movements in credit spreads. We also recorded strong growth in Payments and Cash Management and Securities Services due to increased balances across both businesses. By contrast, there was a reduction in Rates reflecting difficult market conditions. In addition, there was lower revenue in Legacy Credit, as 1Q14 included higher revaluation gains, and in Principal Investments from reduced gains on disposal;

-   in CMB, revenue rose by $0.2bn driven by Credit and Lending and Payments and Cash Management, primarily due to higher net interest income, mainly in Hong Kong and the UK. In Hong Kong, this reflected average balance sheet growth together with wider lending and deposit spreads and, in the UK, continued balance sheet growth. In addition, revenue also increased in the US, mainland China and Argentina, largely due to balance sheet growth;

-   in RBWM, revenue was broadly unchanged. In our Principal RBWM business revenue increased by $0.2bn, mainly driven by higher revenues across all wealth management products, notably in Asia from Life Insurance Manufacturing, in part due to improved equity market performance, and Investment distribution. This was partly offset by lower personal lending revenues, mainly due to lower overdraft fees in the UK. In addition, revenue decreased in the US run-off portfolio, driven by lower average balances which in part reflected the impact of portfolio sales in 2014; and

-   in GPB, revenue was broadly unchanged as lower revenue reflecting the managed reduction in client assets from our continued repositioning of the business was offset by higher revenue in Asia. We continued to grow the parts of the business that fit our desired model, attracting net new money of $3bn since the end of 2014, with over 40% from collaboration with other global businesses.

• Reported LICs of $0.6bn were $0.2bn lower than in 1Q14. On an adjusted basis, LICs were $0.1bn lower, primarily from reductions in North America and Europe:

-   in North America LICs were lower, mainly in the CML portfolio reflecting reduced levels of new impaired loans and delinquency and a decrease in lending balances from the continued run-off and loan sales, partly offset by lower favourable market value adjustments of the underlying properties as improvements in housing market conditions were less pronounced in 1Q15 than in 1Q14; and

- in Europe, the decrease of $0.1bn was mainly in GB&M driven by lower individually assessed charges.

•   Reported operating expenses in 1Q15 of $8.8bn were broadly unchanged from 1Q14. Operating expenses in 1Q15 included regulatory provisions in GPB of $139m and UK customer redress of $137m, up from $83m in 1Q14. The increase in significant items in 1Q15 was more than offset by favourable foreign currency movements between the periods.

•   On an adjusted basis, operating expenses were $483m (6%) higher than in 1Q14. This was driven by higher staff costs, in part reflecting an increase in the number of customer-facing staff to support growth in RBWM, notably in Asia where we have invested in our branch network and contact centres, and in GB&M mainly relating to our Payments and Cash Management business. Higher staff costs also reflected wage inflation, notably in Asia and Latin America, and an increase in Regulatory Programmes and Compliance expenditure. In addition, marketing costs increased as we delivered a high number of marketing campaigns to support growth in our business. In RBWM these included the Big Start initiatives related to personal lending products, mainly in our priority markets, and the re-launch of Advance in the UK and in the US.

• Adjusted jaws was negative 1.5% as adjusted revenue growth was more than offset by an increase in adjusted operating expenses.

•   The effective tax rate of 19.3% was lower than the UK corporation tax rate of 20.25%. This reflected the recurring benefits from tax exempt income from government bonds held in a number of Group entities and the recognition of our share of post-tax profits of associates and joint ventures within our pre-tax income. The effective tax rate in 1Q14 was marginally lower at 18.8%.

• On 5 May 2015, the Board announced a first interim dividend for 2015 of $0.10 per ordinary share.

1Q15 compared with 4Q14

• Reported PBT was $5.3bn higher than in 4Q14. This partly reflected lower significant items including fines, settlements, UK customer redress and associated provisions.

• On an adjusted basis, PBT was $4.0bn or 137% higher than in 4Q14, reflecting higher revenue and lower operating expenses and LICs.

•   Reported revenue of $15.9bn in 1Q15 was $1.6bn (11%) higher than in 4Q14. This included a 1Q15 gain on the partial sale of our shareholding in Industrial Bank of $363m, partly offset by lower favourable fair value movements on our own debt designated at fair value resulting from changes in credit spreads of $298m compared with $432m in 4Q14. On an adjusted basis, revenue was $1.8bn or 13% higher, driven by GB&M. This was mainly in our Markets businesses as 4Q14 was affected by a particularly challenging backdrop, notably for Credit and Rates, including a charge of $263m relating to the adoption of FFVA.

•   Reported LICs were $0.7bn lower than in 4Q14 and $0.6bn lower on an adjusted basis. Adjusted LICs fell in the majority of our regions, notably in Europe ($0.3bn) mainly reflecting collective impairment releases in CMB and GB&M compared with charges in 4Q14. In Asia, LICs fell by $0.2bn mainly in GB&M reflecting net releases compared with charges in 4Q14 on a small number of exposures. In Latin America, LICs fell by $0.2bn, mainly driven by lower specific and collective impairments in CMB in Brazil.

•   Operating expenses for 1Q15 were $3.0bn lower than in 4Q14 on a reported basis. This primarily reflected a number of significant items including settlements and provisions in connection with foreign exchange investigations of $809m in 4Q14 and lower UK customer redress charges of $137m in 1Q15 compared with $340m booked in 4Q14. On an adjusted basis, operating expenses were $1.6bn lower, primarily due to the UK bank levy recorded in 4Q14.

•   The number of FTEs at the end of the quarter was 260,074, an increase of 2,471 on 31 December 2014, reflecting continued investment in our Regulatory Programme and Compliance, primarily within Global Standards, and business growth initiatives including Wealth Management.

Balance sheet commentary

•   Reported loans and advances to customers decreased by $18bn during 1Q15, driven by adverse foreign exchange movements of $35bn. Excluding these movements, loans and advances to customers increased by $17bn, primarily in Europe, Asia and North America. In Europe, lending grew in GB&M from higher corporate overdraft balances and from an increase in short-term client financing. In addition, lending rose in CMB, notably term lending in the UK and Germany. In Asia, growth was driven by RBWM in Hong Kong, where we recorded increased short-term lending to support our customers' investment aspirations and higher mortgage balances. In North America, term lending to CMB and GB&M customers continued to grow.

•   Reported customer accounts decreased by $32bn, or 2% during 1Q15 driven by adverse foreign exchange movements of $45bn. Excluding these movements, customer accounts increased by $13bn, with growth in North America, Europe and Asia. In North America, balances grew in GB&M from a rise in certificates of deposit and in RBWM following promotional campaigns. In Europe, balances increased in the UK in both RBWM, reflecting continued risk-averse sentiment from our customers, and in CMB from targeted deposit acquisition. In Asia, balances rose in RBWM, primarily relating to savings accounts, and in GB&M, although to a lesser extent. These increases were partly offset by reductions in CMB, notably in Hong Kong and mainland China, reflecting increased investment opportunities in the region.

•   Other significant balance sheet movements in the quarter included an increase in derivative assets and liabilities, notably in Europe, reflecting continued shifts in major yield curves. Trading assets and liabilities also rose due to an increase in settlement balances in the quarter, the former including increases in equity securities in Europe, reflecting valuation movements.

Capital and risk-weighted assets

At 1Q15, the CRD IV end point CET1 capital ratio increased to 11.2% from 11.1% at 31 December 2014.

At 1Q15, under the PRA's implementation of CRD IV, HSBC's transitional CET1 and end point CET1 capital ratios became aligned due to the recognition of unrealised gains on investment property and available-for-sale securities from 1 January 2015. Transitional provisions however continue to apply for additional tier 1 and tier 2 capital; comparatives are shown accordingly for these.

Capital generation contributed $4.1bn to CRD IV end point CET1 capital, being profits attributable to shareholders of the parent company after regulatory adjustment for own credit spread, debit valuation adjustment, deconsolidation of insurance entities and net of the first interim dividend after planned scrip. This also included the benefit of a higher fourth interim dividend scrip take-up.

Foreign exchange movements reduced risk-weighted assets ('RWAs') by $26.6bn. After adjusting for the effect of foreign exchange movements, RWAs increased by $19.4bn, of which $3.4bn was credit risk RWA. The following comments describe the RWA movements, excluding foreign exchange translation effects.

Standardised credit risk

Credit risk standardised approach RWAs decreased by $9.5bn due to the partial disposal of our investment in Industrial Bank, in 'Other' global business.

IRB approach

Under the IRB approach, RWAs increased by $12.9bn; within this, business growth in CMB and GB&M in North America, Europe and Asia due to higher term lending to corporate customers increased RWAs by $9.4bn.

GB&M continued to dispose of securitisation positions, lowering RWAs by $3.8bn. This was partially offset by the application of a scaling factor to the securitisation positions risk-weighted at 1250%, increasing RWAs by $2.1bn in methodology and policy updates.

In CMB, selected portfolios in Europe were migrated from the advanced IRB approach to the foundation IRB approach, as a result of a change in permission, increasing RWAs by $1.7bn in model updates.

In RBWM US retail run-off portfolio RWAs reduced by $2.5bn due to the continued wind-down of the portfolio and favourable shifts in portfolio quality, as lower quality loans continue to run-off. In Principal RBWM, a change in the methodology in the calculation of defaulted mortgage exposures, in Europe, resulted in an increase in RWAs of $2.0bn which was offset in the capital ratio by a reduction in the capital deduction for expected loss. Additionally, lending growth in Asia and Europe increased RWAs by $1.0bn while improved credit quality reduced RWAs by $1.0bn.

Counterparty credit and market risk

Counterparty credit risk RWAs increased by $3.9bn mainly driven by organic growth and MTM movements.

Market risk RWAs increased by $12.1bn principally driven by an increase in incremental risk charge as a result of a macroeconomic hedge position.

Net interest margin

Net interest margin has remained broadly unchanged since both 1Q14 and 4Q14. We recorded reductions in gross yields on customer lending, notably in Europe, reflecting both movements in interest rates in continental Europe as well as lower yields on mortgages in the UK. Gross yields on customer lending also fell in North America and Latin America, both reflecting the effects of changes in the composition of their lending portfolios, as secured, lower-yielding balances made up a greater proportion of their portfolios. These movements were offset by increased yields on reverse repurchase agreements. Our overall cost of funds was unchanged.

Notes

•   As previously disclosed, various tax administration, regulatory and law enforcement authorities around the world are conducting investigations and reviews of HSBC Private Bank (Suisse) SA ('HSBC Swiss Private Bank') in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross border banking solicitation. In the UK, the Financial Conduct Authority issued a request for information to HSBC Bank plc and HSBC Holdings plc in relation to HSBC Swiss Private Bank. In April 2015, HSBC Holdings plc was informed that it has been placed under formal criminal investigation by the French magistrates in connection with the conduct of HSBC Swiss Private Bank in 2006 and 2007 for alleged tax offences, and a €1bn bail was imposed. HSBC Holdings plc has appealed the magistrates' decision.

•   A decision of the UK Supreme Court held that, judged on its own facts, non-disclosure of the amount of commissions payable in connection with the sale of payment protection insurance ('PPI') to a customer created an unfair relationship under the provisions of the UK Consumer Credit Act. HSBC is assessing any possible impact of such decision on its historical sales of PPI.

•   The financial information on which this Earnings Release is based, and the data set out in the appendix to this statement, are unaudited and have been prepared in accordance with HSBC's significant accounting policies as described in the Annual Report and Accounts 2014.

•   The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy, it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars or, subject to the Board's determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

Cautionary statement regarding forward-looking statements

The Earnings Release contains certain forward-looking statements with respect to HSBC's financial condition, results of operations, capital position and business.

Statements that are not historical facts, including statements about HSBC's beliefs and expectations, are forward-looking statements. Words such as 'expects', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential' and 'reasonably possible', variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

•   changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks' policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; and consumer perception as to the continuing availability of credit and price competition in the market segments we serve;

•   changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and

•   factors specific to HSBC, including discretionary risk-weighted asset growth and our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; and our success in addressing operational, legal and regulatory, and litigation challenges, notably compliance with the Deferred Prosecution Agreements with US authorities.

For further information contact:

Investor Relations		Media Relations
UK	USA	Heidi Ashley
Tel: +44 (0) 20 7991 3643	Tel: +1 224 880 7979	Tel: +44 (0) 20 7992 2045
Hong Kong		Gareth Hewett
Tel: +852 2822 4908		Tel: +852 2822 4929

Summary consolidated income statement

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$m	$m	$m	$m	$m

Net interest income	8,274	8,547	8,753	8,684	8,721
Net fee income	3,684	3,718	4,062	4,131	4,046
Net trading income	2,583	1,190	2,295	995	2,280

Changes in fair value of long-term debt issued and related derivatives	290	32	38	235	203
Net income from other financial instruments designated at fair value	1,306	525	218	917	305

Net income from financial instruments designated at fair value	1,596	557	256	1,152	508
Gains less losses from financial investments	647	420	(31)	762	184
Dividend income	17	22	201	64	24
Net earned insurance premiums	2,979	2,605	3,179	3,001	3,136
Other operating income	338	270	323	210	328

Total operating income	20,118	17,329	19,038	18,999	19,227

Net insurance claims and benefits paid and movement in liabilities to policyholders	(4,226)	(3,023)	(3,263)	(3,716)	(3,343)

Net operating income before loan impairment charges and other credit risk provisions	15,892	14,306	15,775	15,283	15,884

Loan impairment charges and other credit risk provisions	(570)	(1,250)	(760)	(1,043)	(798)

Net operating income	15,322	13,056	15,015	14,240	15,086

Total operating expenses	(8,845)	(11,892)	(11,091)	(9,414)	(8,852)

Operating profit	6,477	1,164	3,924	4,826	6,234

Share of profit in associates and joint ventures	582	567	685	729	551

Profit before tax	7,059	1,731	4,609	5,555	6,785

Tax expense	(1,367)	(966)	(987)	(747)	(1,275)

Profit after tax	5,692	765	3,622	4,808	5,510

Profit attributable to shareholders of the parent company	5,259	511	3,431	4,535	5,211
Profit attributable to non-controlling interests	433	254	191	273	299

	$	$	$	$	$

Basic earnings per ordinary share	0.26	0.02	0.17	0.23	0.27
Diluted earnings per ordinary share	0.26	0.02	0.17	0.23	0.27
Dividend per ordinary share (in respect of the period)	0.10	0.20	0.10	0.10	0.10

	%	%	%	%	%

Return on average ordinary shareholders' equity (annualised)	11.5	0.8	7.2	9.8	11.7
Pre-tax return on average risk-weighted assets (annualised)1	2.4	0.6	1.5	1.8	2.3
Cost efficiency ratio	55.7	83.1	70.3	61.6	55.7

1 Return on average risk-weighted assets ('RWAs') is calculated using average RWAs on a CRD IV end point basis.

Summary consolidated balance sheet

	At 31 March 2015	At 31 December 2014	At 30 June 2014
	$m	$m	$m
ASSETS
Cash and balances at central banks	133,025	129,957	132,137
Trading assets	334,261	304,193	347,106
Financial assets designated at fair value	28,181	29,037	31,823
Derivatives	378,815	345,008	269,839
Loans and advances to banks	116,267	112,149	127,387
Loans and advances to customers	956,225	974,660	1,047,241
Reverse repurchase agreements - non-trading	172,262	161,713	198,301
Financial investments	390,234	415,467	423,710
Other assets	160,454	161,955	176,049

Total assets	2,669,724	2,634,139	2,753,593

LIABILITIES AND EQUITY
Liabilities
Deposits by banks	78,410	77,426	92,764
Customer accounts	1,318,522	1,350,642	1,415,705
Repurchase agreements - non-trading	117,474	107,432	165,506
Trading liabilities	208,636	190,572	228,135
Financial liabilities designated at fair value	72,471	76,153	82,968
Derivatives	376,577	340,669	263,494
Debt securities in issue	105,380	95,947	96,397
Liabilities under insurance contracts	72,427	73,861	75,223
Other liabilities	123,333	121,459	134,679

Total liabilities	2,473,230	2,434,161	2,554,871

Equity
Total shareholders' equity	187,137	190,447	190,281
Non-controlling interests	9,357	9,531	8,441

Total equity	196,494	199,978	198,722

Total liabilities and equity	2,669,724	2,634,139	2,753,593

Ratio of customer advances to customer accounts	72.5%	72.2%	74.0%

Capital

Capital and RWA movements by major driver - CRD IV end point basis

	Common equity
	tier 1 capital	RWAs
	$bn	$bn

CRD IV end point basis at 1 January 2015	136.0	1,219.8
Capital generation	4.1	-
Profit for the period (including regulatory adjustments)	4.6	-
Of which $0.4bn gain on the partial sale of shareholding in Industrial Bank
First interim dividend1, net of planned scrip	(1.7)	-
Higher 2014 fourth interim dividend scrip take-up	1.2	-
Further impact on the partial sale of shareholding in Industrial Bank	(1.4)	(9.4)
Asset growth	-	17.1
Traded risk	-	16.0
Management initiatives	-	(9.7)
Legacy reduction and run-off	-	(6.0)
RWA initiatives	-	(3.7)
Methodology change and model update	-	4.6
Foreign exchange translation differences2	(4.1)	(26.6)
Other movements	1.0	0.8

CRD IV end point basis at 31 March 2015	135.6	1,212.6

1 This includes dividends on ordinary shares, quarterly dividends on preference shares and coupons on capital securities, classified as equity.
2   The basis of presentation for foreign exchange translation differences has changed to reflect the total amount in CET1 capital. Previously this only included foreign exchange translation differences recognised in other comprehensive income.

Composition of regulatory capital

	At 31 March 2015	At 31 December 2014	At 30 June 2014
	$m	$m	$m
Common equity tier 1 capital on an end point basis

Shareholders' equity per balance sheet1	187,137	190,447	190,281
Non-controlling interests	4,253	4,640	3,792
Regulatory adjustments to the accounting basis	(25,916)	(27,386)	(17,900)
Deductions	(29,844)	(31,748)	(34,616)

Common equity tier 1 capital on an end point basis	135,630	135,953	141,557

Tier 1 and tier 2 capital on a transitional basis

Common equity tier 1 capital on an end point basis	135,630	135,953	141,557
Transitional adjustments	-	(2,753)	(1,487)
Unrealised gains arising from revaluation of property	-	(1,375)	(1,346)
Unrealised gains in available for sale reserves	-	(1,378)	(141)
Common equity tier 1 capital on a transitional basis	135,630	133,200	140,070
Other tier 1 capital before deductions	21,037	19,687	13,977
Deductions	(99)	(148)	(164)

Tier 1 capital on a transitional basis	156,568	152,739	153,883

Total qualifying tier 2 capital before deductions	34,396	38,213	39,197
Total deductions other than from tier 1 capital	(231)	(222)	(246)

Total regulatory capital on a transitional basis	190,733	190,730	192,834

Total risk-weighted assets	1,212,565	1,219,765	1,248,572

	%	%	%
Capital ratios
CRD IV end point
Common equity tier 1 ratio	11.2	11.1	11.3
CRD IV transitional
Common equity tier 1 ratio	11.2	10.9	11.2
Tier 1 ratio	12.9	12.5	12.3
Total capital ratio	15.7	15.6	15.4

1 Includes externally verified profits for the period ended at the reporting date.

Risk-weighted assets

RWAs by risk type

	At	At	At
	31 Mar 2015	31 Dec 2014	30 Jun 2014
	$bn	$bn	$bn

Credit risk	932.1	955.3	966.0
Counterparty credit risk	94.6	90.7	101.4
Market risk	68.1	56.0	63.1
Operational risk	117.8	117.8	118.1

	1,212.6	1,219.8	1,248.6

RWAs by global businesses

	At	At	At
	31 Mar 2015	31 Dec 2014	30 Jun 2014
	$bn	$bn	$bn

Retail Banking and Wealth Management	202.6	205.1	223.0
Commercial Banking	427.0	432.4	424.9
Global Banking and Markets	526.2	516.1	537.3
Global Private Banking	20.1	20.8	22.1
Other	36.7	45.4	41.3

	1,212.6	1,219.8	1,248.6

RWAs by geographical regions

	At	At	At
	31 Mar 2015	31 Dec 2014	30 Jun 2014
	$bn	$bn	$bn

Total1	1,212.6	1,219.8	1,248.6

Europe	386.1	375.4	393.6
Asia	490.7	499.8	481.1
Middle East and North Africa	63.6	63.0	62.7
North America	224.4	221.4	236.9
Latin America	81.1	88.8	96.8

1 RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

Credit risk exposure - RWAs by geographical region

	Europe	Asia	MENA	North America	Latin America	Total
	$bn	$bn	$bn	$bn	$bn	$bn

IRB advanced approach	194.6	216.0	10.7	142.5	10.1	573.9
IRB foundation approach	16.5	-	4.2	-	-	20.7
Standardised approach	44.6	174.0	39.2	30.7	49.0	337.5

RWAs at 31 March 2015	255.7	390.0	54.1	173.2	59.1	932.1

IRB advanced approach	203.3	213.1	11.6	142.0	11.6	581.6
IRB foundation approach	12.8	-	4.0	-	-	16.8
Standardised approach	47.1	186.0	39.0	29.6	55.2	356.9

RWAs at 31 December 2014	263.2	399.1	54.6	171.6	66.8	955.3

IRB advanced approach	211.2	209.9	11.2	155.3	12.0	599.6
IRB foundation approach	11.4	-	4.1	-	-	15.5
Standardised approach	46.9	174.3	39.0	30.7	60.0	350.9

RWAs at 30 June 2014	269.5	384.2	54.3	186.0	72.0	966.0

Credit risk exposure - RWAs by global businesses

	Principal RBWM	RBWM (US run-off portfolio)	Total RBWM	CMB	GB&M	GPB	Other	Total
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn

IRB advanced approach	56.3	45.1	101.4	206.3	245.3	9.2	11.7	573.9
IRB foundation approach	-	-	-	12.8	6.6	0.1	1.2	20.7
Standardised approach	60.3	4.2	64.5	174.7	67.8	6.9	23.6	337.5

RWAs at 31 March 2015	116.6	49.3	165.9	393.8	319.7	16.2	36.5	932.1

IRB advanced approach	55.9	47.3	103.2	209.4	248.1	10.0	10.9	581.6
IRB foundation approach	-	-	-	8.0	7.5	0.2	1.1	16.8
Standardised approach	60.4	4.8	65.2	181.8	70.1	6.6	33.2	356.9

RWAs at 31 December 2014	116.3	52.1	168.4	399.2	325.7	16.8	45.2	955.3

IRB advanced approach	60.3	60.6	120.9	206.2	249.5	11.1	11.9	599.6
IRB foundation approach	-	-	-	7.2	6.9	0.1	1.3	15.5
Standardised approach	59.0	5.5	64.5	178.5	73.6	6.5	27.8	350.9

RWAs at 30 June 2014	119.3	66.1	185.4	391.9	330.0	17.7	41.0	966.0

RWA movement by geographical region by key driver - credit risk - IRB only

	Europe	Asia	MENA	North America	Latin America	Total
	$bn	$bn	$bn	$bn	$bn	$bn

RWAs at 1 January 2015	216.1	213.1	15.6	142.0	11.6	598.4

Foreign exchange movement	(11.2)	(1.8)	(0.4)	(2.3)	(1.0)	(16.7)
Acquisitions and disposals	(3.8)	-	-	-	-	(3.8)
Book size	4.4	5.0	(0.3)	2.7	(0.1)	11.7
Book quality	(2.6)	(0.3)	(0.1)	0.8	(0.4)	(2.6)
Model updates	1.6	-	-	-	-	1.6
- new/updated models	1.6	-	-	-	-	1.6

Methodology and policy	6.6	-	0.1	(0.7)	-	6.0
- internal updates	4.0	-	-	(0.7)	-	3.3
- external updates - regulatory	2.6	-	0.1	-	-	2.7

Total RWA movement	(5.0)	2.9	(0.7)	0.5	(1.5)	(3.8)

RWAs at 31 March 2015	211.1	216.0	14.9	142.5	10.1	594.6

RWAs at 1 January 2014	166.9	182.9	15.0	161.5	8.5	534.8

Foreign exchange movement	2.3	0.6	-	(0.9)	(0.5)	1.5
Acquisitions and disposals	(0.2)	-	-	-	(0.1)	(0.3)
Book size	3.1	2.5	(0.2)	0.7	0.9	7.0
Book quality	(1.5)	2.3	0.5	(1.7)	0.3	(0.1)
Model updates	14.9	0.3	-	(4.9)	-	10.3
- new/updated models	14.9	0.3	-	(4.9)	-	10.3

Methodology and policy	45.4	19.8	1.9	4.1	2.0	73.2
- internal updates	(2.2)	(5.5)	-	(2.4)	-	(10.1)
- external updates - regulatory	2.2	6.7	0.2	0.7	0.1	9.9
- CRD IV impact	37.0	5.7	0.4	4.9	0.2	48.2
- NCOA moving from STD to IRB	8.4	12.9	1.3	0.9	1.7	25.2

Total RWA movement	64.0	25.5	2.2	(2.7)	2.6	91.6

RWAs at 31 March 2014	230.9	208.4	17.2	158.8	11.1	626.4

RWA movement by global businesses by key driver - credit risk - IRB only

	Principal RBWM	RBWM (US run-off portfolio)	Total RBWM	CMB	GB&M	GPB	Other	Total
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn

RWAs at 1 January 2015	55.9	47.3	103.2	217.4	255.6	10.2	12.0	598.4

Foreign exchange movement	(2.0)	-	(2.0)	(7.6)	(6.6)	(0.2)	(0.3)	(16.7)
Acquisitions and disposals	-	-	-	-	(3.8)	-	-	(3.8)
Book size	1.1	(1.2)	(0.1)	5.4	5.5	(0.3)	1.2	11.7
Book quality	(1.1)	(1.3)	(2.4)	2.3	(2.5)	-	-	(2.6)
Model updates	-	-	-	1.6	-	-	-	1.6
- new/updated models	-	-	-	1.6	-	-	-	1.6

Methodology and policy	2.4	0.3	2.7	-	3.7	(0.4)	-	6.0
- internal updates	2.4	0.3	2.7	-	1.0	(0.4)	-	3.3
- external updates - regulatory	-	-	-	-	2.7	-	-	2.7

Total RWA movement	0.4	(2.2)	(1.8)	1.7	(3.7)	(0.9)	0.9	(3.8)

RWAs at 31 March 2015	56.3	45.1	101.4	219.1	251.9	9.3	12.9	594.6

RWAs at 1 January 2014	58.4	72.6	131.0	189.5	198.5	10.6	5.2	534.8

Foreign exchange movement	(0.1)	-	(0.1)	0.4	1.2	-	-	1.5
Acquisitions and disposals	-	-	-	-	(0.3)	-	-	(0.3)
Book size	1.1	(1.3)	(0.2)	4.3	3.1	(0.2)	-	7.0
Book quality	(1.1)	(2.0)	(3.1)	2.1	0.7	(0.1)	0.3	(0.1)
Model updates	0.3	(4.9)	(4.6)	9.2	5.4	0.3	-	10.3
- new/updated models	0.3	(4.9)	(4.6)	9.2	5.4	0.3	-	10.3

Methodology and policy	2.4	-	2.4	(1.8)	55.0	1.1	16.5	73.2
- internal updates	(2.6)	-	(2.6)	(5.6)	(1.9)	-	-	(10.1)
- external updates - regulatory	-	-	-	2.7	6.5	0.5	0.2	9.9
- CRD IV impact	-	-	-	(0.7)	48.6	0.2	0.1	48.2
- NCOA moving from STD to IRB	5.0	-	5.0	1.8	1.8	0.4	16.2	25.2

Total RWA movement	2.6	(8.2)	(5.6)	14.2	65.1	1.1	16.8	91.6

RWAs at 31 March 2014	61.0	64.4	125.4	203.7	263.6	11.7	22.0	626.4

RWA movement by key driver

Counterparty credit risk - advanced approach

	2015	2014
	$bn	$bn
RWAs at 1 January	65.5	42.2

Book size	2.8	3.4
Book quality	(0.2)	(0.4)
Model updates	-	2.2
Methodology and policy	0.2	7.5
- internal updates	0.2	(0.6)
- external updates - regulatory	-	8.1

CRD IV impact	-	17.0

Total RWA movement	2.8	29.7

RWAs at 31 March	68.3	71.9

RWA movement by key driver

Market risk - internal model based

	2015	2014
	$bn	$bn
RWAs at 1 January	44.6	52.2

Movement in risk levels	10.9	(0.5)
Model updates	-	-
Methodology and policy	-	0.5
- internal updates	-	0.5
- external updates - regulatory	-	-

Total RWA movement	10.9	-

RWAs at 31 March	55.5	52.2

Leverage ratio

The table below presents our estimated leverage ratio, based on the approach prescribed by the PRA. The numerator is calculated using the CRD IV end point tier 1 capital definition and the exposure measure is calculated based on the EU delegated act. The leverage ratio at 30 June 2014 was calculated using the CRD IV end point tier 1 capital definition for the numerator and the Basel III January 2014 text for the exposure measure, to which the EU delegated act is aligned.

A detailed basis of preparation is outlined on page 261 of the Annual Report and Accounts 2014 and page 198 of the Interim Report 2014.

Estimated leverage ratio

	EU delegated act basis		Basel III 2014 basis
	At 31 March 2015	At 31 December 2014	At 30 June 2014
	$bn	$bn	$bn

Total assets per regulatory balance sheet	2,765	2,726	2,833
Adjustment to reverse netting of loans and deposits allowable under IFRSs	35	38	98
Reversal of accounting values	(570)	(525)	(498)
- derivatives	(379)	(345)	(270)
- repurchase agreement and securities finance	(191)	(180)	(228)

Replaced with regulatory values	370	354	436
- derivatives	168	166	199
- repurchase agreement and securities finance	202	188	237

Addition of off-balance sheet commitments and guarantees	387	396	445

Exclusion of items already deducted from the capital measure	(33)	(36)	(37)

Exposure measure after regulatory adjustments	2,954	2,953	3,277

Tier 1 capital under CRD IV (end point)	144	142	142

Estimated leverage ratio (end point)	4.9%	4.8%	4.3%

Profit/(loss) before tax by global business and geographical region

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$m	$m	$m	$m	$m
By global business
Retail Banking and Wealth Management	1,623	1,299	1,307	1,333	1,712
Commercial Banking	2,281	1,682	2,291	2,351	2,420
Global Banking and Markets	3,041	(85)	941	2,162	2,871
Global Private Banking	65	72	190	163	201
Other	49	(1,237)	(120)	(454)	(419)

	7,059	1,731	4,609	5,555	6,785

By geographical region
Europe	1,564	(2,155)	493	498	1,760
Asia	4,330	3,256	3,475	4,130	3,764
Middle East and North Africa	457	350	487	487	502
North America	477	534	58	376	449
Latin America	231	(254)	96	64	310

	7,059	1,731	4,609	5,555	6,785

Summary information - global businesses

Retail Banking and Wealth Management

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	5,805	5,894	6,377	6,079	6,244
Loan impairment charges and other credit risk provisions	(435)	(347)	(247)	(621)	(604)

Net operating income	5,370	5,547	6,130	5,458	5,640
Total operating expenses	(3,834)	(4,324)	(4,929)	(4,253)	(4,016)

Operating profit	1,536	1,223	1,201	1,205	1,624
Share of profit in associates and joint ventures	87	76	106	128	88

Profit before tax	1,623	1,299	1,307	1,333	1,712

Profit before tax relates to:
Principal RBWM	1,593	1,157	939	1,224	1,762
US run-off portfolio	30	142	368	109	(50)

	%	%	%	%	%

Cost efficiency ratio	66.0	73.4	77.3	70.0	64.3
Reported pre-tax RoRWA (annualised)1	3.2	2.5	2.4	2.4	3.0

	$m	$m	$m	$m	$m

Adjusted profit before tax - Principal RBWM	1,762	1,508	1,812	1,765	1,784

1 Return on average risk-weighted assets ('RWAs') is calculated using average RWAs on a CRD IV end point basis.

Principal RBWM: management view of adjusted revenue1

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$m	$m	$m	$m	$m

Current accounts, savings and deposits	1,361	1,393	1,373	1,364	1,325
Wealth products	1,630	1,303	1,569	1,527	1,476
Investment distribution2	883	779	886	801	831
Life insurance manufacturing	475	258	417	456	408
Asset Management	272	266	266	270	237

Personal lending	2,522	2,584	2,609	2,578	2,597
Mortgages	717	745	736	725	764
Credit cards	991	1,029	1,014	1,012	979
Other personal lending3	814	810	859	841	854

Other4	160	206	163	227	89

Revenue	5,673	5,486	5,714	5,696	5,487

1   'Management view of adjusted revenue' figures for each quarter are stated at the average exchange rate for the quarter ended 31 March 2015. The effect of currency translation on total adjusted revenue for each quarter is as follows: 4Q14: $(226)m; 3Q14: $(461)m; 2Q14: $(481)m; 1Q14: $(432)m.

2   'Investment distribution' includes Investments, which comprises mutual funds (HSBC manufactured and third party), structured products and securities trading, and wealth insurance distribution, consisting of HSBC manufactured and third-party life, pension and investment insurance products.

3 'Other personal lending' includes personal non-residential closed-end loans and personal overdrafts.
4 'Other' mainly includes the distribution and manufacturing (where applicable) of retail and credit protection insurance.

Commercial Banking

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	3,891	3,985	4,202	4,106	4,010

Loan impairment charges and other credit risk provisions	(241)	(705)	(408)	(365)	(197)

Net operating income	3,650	3,280	3,794	3,741	3,813

Total operating expenses	(1,732)	(1,958)	(1,943)	(1,849)	(1,739)

Operating profit	1,918	1,322	1,851	1,892	2,074

Share of profit in associates and joint ventures	363	360	440	459	346

Profit before tax	2,281	1,682	2,291	2,351	2,420

	%	%	%	%	%

Cost efficiency ratio	44.5	49.1	46.2	45.0	43.4
Reported pre-tax RoRWA (annualised)1	2.2	1.5	2.1	2.2	2.4

1 Return on average risk-weighted assets ('RWAs') is calculated using average RWAs on a CRD IV end point basis.

Management view of adjusted revenue1, 2

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$m	$m	$m	$m	$m

Global Trade and Receivables Finance	623	626	662	638	596
Credit and Lending	1,516	1,520	1,501	1,473	1,379
Payments and Cash Management, current accounts and savings deposits	1,170	1,187	1,196	1,165	1,109
Markets products, Insurance and Investments and Other	582	510	525	492	617

Revenue	3,891	3,843	3,884	3,768	3,701

1   'Management view of adjusted revenue' figures for each quarter are stated at the average exchange rate for the quarter ended 31 March 2015. The effect of currency translation on total adjusted revenue for each quarter is as follows: 4Q14: $(162)m; 3Q14: $(317)m; 2Q14: $(345)m; 1Q14: $(293)m.

2   The table above has been re-presented to reclassify Foreign Exchange revenue. In 1Q15, 'Markets products, Insurance and Investments and Other' included Foreign Exchange revenue of $46m previously included within 'Global Trade and Receivables   Finance' (4Q14: $52m, 3Q14: $48m, 2Q14: $45m, 1Q14: $44m) and $127m previously included within 'Payments and Cash Management' (4Q14: $128m, 3Q14: $125m, 2Q14: $130m, 1Q14: $108m).

Global Banking and Markets

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	5,242	3,308	4,679	4,631	5,160

Loan impairment (charges)/recoveries and other credit risk provisions	108	(180)	(136)	(46)	(3)

Net operating income	5,350	3,128	4,543	4,585	5,157

Total operating expenses	(2,437)	(3,341)	(3,729)	(2,561)	(2,397)

Operating profit/(loss)	2,913	(213)	814	2,024	2,760

Share of profit in associates and joint ventures	128	128	127	138	111

Profit/(loss) before tax	3,041	(85)	941	2,162	2,871

	%	%	%	%	%

Cost efficiency ratio	46.5	101.0	79.7	55.3	46.5
Reported pre-tax RoRWA (annualised)1	2.4	(0.1)	0.7	1.6	2.4

1 Return on average risk-weighted assets ('RWAs') is calculated using average RWAs on a CRD IV end point basis.

Management view of adjusted revenue1

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$m	$m	$m	$m	$m

Markets	2,230	532	1,733	1,492	2,068
Credit	338	(205)	166	229	325
Rates	472	(71)	470	450	579
Foreign Exchange	942	614	799	588	757
Equities	478	194	298	225	407

Capital Financing	908	967	923	993	929
Payments and Cash Management	458	415	437	432	420
Securities Services	432	411	404	404	389
Global Trade and Receivables Finance	183	172	185	187	173
Balance Sheet Management	927	751	761	657	714
Principal Investments	20	65	114	224	91
Other	(6)	(54)	(9)	20	3

Revenue	5,152	3,259	4,548	4,409	4,787

1   'Management view of adjusted revenue' figures for each quarter are stated at the average exchange rate for the quarter ended 31 March 2015. The effect of currency translation on total adjusted revenue for each quarter is as follows: 4Q14: $(102)m; 3Q14: $(314)m; 2Q14: $(354)m; 1Q14: $(333)m.

Global Private Banking

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	613	557	590	597	633

Loan impairment (charges)/recoveries and other credit risk provisions	(2)	(17)	31	(11)	5

Net operating income	611	540	621	586	638

Total operating expenses	(551)	(474)	(436)	(427)	(441)

Operating profit	60	66	185	159	197

Share of profit in associates and joint ventures	5	6	5	4	4

Profit before tax	65	72	190	163	201

	%	%	%	%	%

Cost efficiency ratio	89.9	85.1	73.9	71.5	69.7
Reported pre-tax RoRWA (annualised)1	1.3	1.4	3.5	2.9	3.6

1 Return on average risk-weighted assets ('RWAs') is calculated using average RWAs on a CRD IV end point basis.

Client assets1 by geography

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$bn	$bn	$bn	$bn	$bn

Europe	178	179	190	196	195
Asia	113	112	112	112	109
North America	65	63	65	63	65
Latin America	10	11	13	13	12

Total	366	365	380	384	381

1   'Client assets' are translated at the rates of exchange applicable for their respective period-ends. The main components of client assets are funds under management ($278bn as at 31 March 2015), which are not reported on the Group's balance sheet, and customer deposits ($88bn as at 31 March 2015), of which $83bn is reported on the Group's balance sheet and $5bn are off-balance sheet deposits.

Client assets1

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$bn	$bn	$bn	$bn	$bn

Opening balance	365	380	384	381	382
Net new money	(1)	-	-	(1)	(2)
Of which: areas targeted for growth	3	6	5	3	2
Value change	8	3	(1)	3	3
Exchange and other	(6)	(18)	(3)	1	(2)

Closing balance	366	365	380	384	381

1   'Client assets' are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management ($278bn as at 31 March 2015), which are not reported on the Group's balance sheet, and customer deposits ($88bn as at 31 March 2015), of which $83bn is reported on the Group's balance sheet and $5bn are off-balance sheet deposits.

Other1

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	1,831	2,195	1,513	1,440	1,217
- of which effect of changes in own credit spread on the fair value of long-term debt issued	298	432	200	(429)	148

Loan impairment (charges)/recoveries and other credit risk provisions	−	(1)	-	-	1

Net operating income	1,831	2,194	1,513	1,440	1,218

Total operating expenses	(1,781)	(3,428)	(1,640)	(1,894)	(1,639)

Operating profit/(loss)	50	(1,234)	(127)	(454)	(421)

Share of profit/(loss) in associates and joint ventures	(1)	(3)	7	-	2

Profit/(loss) before tax	49	(1,237)	(120)	(454)	(419)

1   The main items reported under 'Other' are the results of HSBC's holding company and financing operations, which include net interest earned on free capital held centrally, operating costs incurred by the head office operations in providing stewardship and central management services to HSBC, along with the costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries. The results also include fines and penalties as part of the settlement of investigations into past inadequate compliance with anti-money laundering and sanctions laws, the UK bank levy and unallocated investment activities, centrally held investment companies, gains arising from the dilutions of interests in associates and joint ventures and certain property transactions. In addition, 'Other' also includes part of the movement in the fair value of long-term debt designated at fair value (the remainder of the Group's movement on own debt is included in GB&M).

Summary information - geographical regions

Europe

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	5,619	4,797	5,901	5,021	5,852

Loan impairment charges and other credit risk provisions	(12)	(360)	(138)	(150)	(116)

Net operating income	5,607	4,437	5,763	4,871	5,736

Total operating expenses	(4,045)	(6,593)	(5,272)	(4,374)	(3,978)

Operating profit/(loss)	1,562	(2,156)	491	497	1,758

Share of profit in associates and joint ventures	2	1	2	1	2

Profit/(loss) before tax	1,564	(2,155)	493	498	1,760

	%	%	%	%	%

Cost efficiency ratio	72.0	137.4	89.3	87.1	68.0
Reported pre-tax RoRWA (annualised)1	1.7	(2.3)	0.5	0.5	2.0

1 Return on average risk-weighted assets ('RWAs') is calculated using average RWAs on a CRD IV end point basis.

Profit/(loss) before tax by global business

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$m	$m	$m	$m	$m

Retail Banking and Wealth Management	261	79	(245)	(35)	515
Commercial Banking	653	403	594	805	746
Global Banking and Markets	1,136	(1,485)	109	601	824
Global Private Banking	(43)	53	86	78	98
Other	(443)	(1,205)	(51)	(951)	(423)

Profit/(loss) before tax	1,564	(2,155)	493	498	1,760

Reported and adjusted UK profit/(loss) before tax

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$m	$m	$m	$m	$m

Reported profit/(loss) before tax	1,465	(1,986)	234	338	1,358

Adjusted profit/(loss) before tax	1,476	(1,075)	1,322	1,207	1,153

Asia

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	6,572	5,793	5,777	6,234	5,873

Loan impairment charges and other credit risk provisions	(95)	(260)	(171)	(112)	(104)

Net operating income	6,477	5,533	5,606	6,122	5,769

Total operating expenses	(2,595)	(2,737)	(2,681)	(2,581)	(2,428)

Operating profit	3,882	2,796	2,925	3,541	3,341

Share of profit in associates and joint ventures	448	460	550	589	423

Profit before tax	4,330	3,256	3,475	4,130	3,764

	%	%	%	%	%

Cost efficiency ratio	39.5	47.2	46.4	41.4	41.3
Reported pre-tax RoRWA (annualised)1	3.5	2.6	2.8	3.5	3.4

1 Return on average risk-weighted assets ('RWAs') is calculated using average RWAs on a CRD IV end point basis.

Profit/(loss) before tax by global business

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$m	$m	$m	$m	$m

Retail Banking and Wealth Management	1,239	1,010	1,123	1,183	1,156
Commercial Banking	1,180	1,145	1,225	1,218	1,154
Global Banking and Markets	1,320	1,038	1,123	1,120	1,295
Global Private Banking	85	2	76	63	70
Other	506	61	(72)	546	89

Profit before tax	4,330	3,256	3,475	4,130	3,764

Reported and adjusted Hong Kong profit before tax

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$m	$m	$m	$m	$m

Reported profit before tax	2,771	1,728	1,866	2,441	2,107

Adjusted profit before tax	2,407	1,785	2,143	2,038	2,112

Middle East and North Africa

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	639	570	684	642	652

Loan impairment (charges)/recoveries and other credit risk provisions	(9)	(24)	(20)	28	22

Net operating income	630	546	664	670	674

Total operating expenses	(303)	(298)	(304)	(319)	(295)

Operating profit	327	248	360	351	379

Share of profit in associates and joint ventures	130	102	127	136	123

Profit before tax	457	350	487	487	502

	%	%	%	%	%

Cost efficiency ratio	47.4	52.3	44.4	49.7	45.2
Reported pre-tax RoRWA (annualised)1	2.9	2.2	3.1	3.1	3.2

1 Return on average risk-weighted assets ('RWAs') is calculated using average RWAs on a CRD IV end point basis.

Profit/(loss) before tax by global business

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$m	$m	$m	$m	$m

Retail Banking and Wealth Management	91	50	91	100	82
Commercial Banking	147	98	150	175	181
Global Banking and Markets	227	203	246	233	244
Global Private Banking	5	6	4	5	4
Other	(13)	(7)	(4)	(26)	(9)

Profit before tax	457	350	487	487	502

North America

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	1,988	2,007	2,078	2,006	2,061

Loan impairment (charges)/recoveries and other credit risk provisions	(79)	34	55	(238)	(173)

Net operating income	1,909	2,041	2,133	1,768	1,888

Total operating expenses	(1,435)	(1,511)	(2,081)	(1,395)	(1,442)

Operating profit	474	530	52	373	446

Share of profit in associates and joint ventures	3	4	6	3	3

Profit before tax	477	534	58	376	449

	%	%	%	%	%

Cost efficiency ratio	72.2	75.3	100.1	69.5	70.0
Reported pre-tax RoRWA (annualised)1	0.9	0.9	0.1	0.6	0.8

1 Return on average risk-weighted assets ('RWAs') is calculated using average RWAs on a CRD IV end point basis.

Profit/(loss) before tax by global business

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$m	$m	$m	$m	$m

Retail Banking and Wealth Management	33	177	325	144	(14)
Principal RBWM	3	35	(43)	35	36
Run-off portfolio	30	142	368	109	(50)
Commercial Banking	226	271	256	153	233
Global Banking and Markets	192	117	(543)	52	262
Global Private Banking	18	9	25	23	28
Other	8	(40)	(5)	4	(60)

Profit before tax	477	534	58	376	449

Latin America

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	1,827	1,899	2,108	2,135	2,130

Loan impairment charges and other credit risk provisions	(375)	(640)	(486)	(571)	(427)

Net operating income	1,452	1,259	1,622	1,564	1,703

Total operating expenses	(1,220)	(1,513)	(1,526)	(1,500)	(1,393)

Operating profit/(loss)	232	(254)	96	64	310

Share of loss in associates and joint ventures	(1)	-	-	-	-

Profit/(loss) before tax	231	(254)	96	64	310

	%	%	%	%	%

Cost efficiency ratio	66.8	79.7	72.4	70.3	65.4
Reported pre-tax RoRWA (annualised)1	1.1	(1.1)	0.4	0.3	1.4

1 Return on average risk-weighted assets ('RWAs') is calculated using average RWAs on a CRD IV end point basis.

Profit/(loss) before tax by global business

	Quarter ended
	31 Mar 2015	31 Dec 2014	30 Sep 2014	30 Jun 2014	31 Mar 2014
	$m	$m	$m	$m	$m

Retail Banking and Wealth Management	(1)	(17)	13	(59)	(27)
Commercial Banking	75	(235)	66	-	106
Global Banking and Markets	166	42	6	156	246
Global Private Banking	−	2	(1)	(6)	1
Other	(9)	(46)	12	(27)	(16)

Profit/(loss) before tax	231	(254)	96	64	310

Appendix - selected information

Reconciliation of the difference between reported and adjusted items

Significant items

	Quarter ended 31 March 2015
	Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Debit valuation adjustment on derivative contracts	54	27	−	12	5	98	46	7
Fair value movements on non-qualifying hedges	(190)	1	−	(96)	−	(285)	(120)	(3)
Releases arising from the ongoing review of compliance with the Consumer Credit Act in the UK	12	−	−	−	−	12	12	−
Gain on the partial sale of shareholding in Industrial Bank	−	363	−	−	−	363	−	363
Own credit spread	208	−	(1)	91	−	298	221	(1)

Difference between reported and adjusted revenue	84	391	(1)	7	5	486	159	366

Operating expenses
Restructuring and other related costs	(33)	(3)	−	(2)	(5)	(43)	(33)	(2)
Regulatory provisions in GPB	(139)	−	−	−	−	(139)	−	−
UK customer redress programmes	(137)	−	−	−	−	(137)	(137)	−

Difference between reported and adjusted operating expenses	(309)	(3)	−	(2)	(5)	(319)	(170)	(2)

Profit before tax
Significant revenue items	84	391	(1)	7	5	486	159	366
Significant operating expense items	(309)	(3)	−	(2)	(5)	(319)	(170)	(2)

Difference between reported and adjusted PBT	(225)	388	(1)	5	−	167	(11)	364

Significant items

	Quarter ended 31 March 2015
	RBWM	CMB	GB&M	GPB	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue
Debit valuation adjustment on derivative contracts	−	−	98	−	−	98
Fair value movements on non-qualifying hedges	(158)	−	(8)	−	(119)	(285)
Releases/(provisions) arising from the ongoing review of compliance with the Consumer Credit Act in the UK	(12)	−	−	24	−	12
Gain on the partial sale of shareholding in Industrial Bank	−	−	−	−	363	363
Own credit spread	−	−	−	−	298	298

Difference between reported and adjusted revenue	(170)	−	90	24	542	486

Operating expenses
Restructuring and other related costs	(5)	(2)	(4)	−	(32)	(43)
Regulatory provisions in GPB	−	−	−	(139)	−	(139)
UK customer redress programmes	(90)	(47)	−	−	−	(137)

Difference between reported and adjusted operating expenses	(95)	(49)	(4)	(139)	(32)	(319)

Profit before tax
Significant revenue items	(170)	−	90	24	542	486
Significant operating expense items	(95)	(49)	(4)	(139)	(32)	(319)

Difference between reported and adjusted PBT	(265)	(49)	86	(115)	510	167

Currency translation and significant items

	Quarter ended 31 December 2014
	Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Currency translation1	233	68	5	36	169	498	144	−

Significant items
Own credit spread	381	(1)	1	51	-	432	393	(1)
Debit valuation adjustment on derivative contracts	(42)	(10)	-	-	(2)	(54)	(38)	(4)
Fair value movements on non-qualifying hedges	(83)	-	-	(117)	-	(200)	(10)	(1)
Gain on sale of several tranches of real estate secured accounts in the US	-	-	-	92	-	92	-	-
Provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK	(52)	-	-	-	-	(52)	(52)	-
Loss on sale arising from HSBC Bank Middle East Limited's disposal of its operations in Pakistan	-	-	(27)	-	-	(27)	-	-

	204	(11)	(26)	26	(2)	191	293	(6)

Difference between reported and adjusted revenue	437	57	(21)	62	167	689	437	(6)

Operating expenses
Currency translation1	(246)	(33)	(3)	(21)	(135)	(426)	(155)	(1)

Significant items
Settlements and provisions in connection with foreign exchange investigations	(809)	-	-	-	-	(809)	(809)	-
Restructuring and other related costs	(34)	(4)	(2)	3	(91)	(128)	(31)	(2)
Regulatory provisions in GPB	(16)	(49)	-	-	-	(65)	-	(49)
UK customer redress programmes	(340)	-	-	-	-	(340)	(340)	-

	(1,199)	(53)	(2)	3	(91)	(1,342)	(1,180)	(51)

Difference between reported and adjusted operating expenses	(1,445)	(86)	(5)	(18)	(226)	(1,768)	(1,335)	(52)

Profit before tax
Currency translation	(43)	36	5	13	(33)	(22)	(22)	(1)

Significant items
Significant revenue items	204	(11)	(26)	26	(2)	191	293	(6)
Significant operating expense items	(1,199)	(53)	(2)	3	(91)	(1,342)	(1,180)	(51)

	(995)	(64)	(28)	29	(93)	(1,151)	(887)	(57)

Difference between reported and adjusted PBT	(1,038)	(28)	(23)	42	(126)	(1,173)	(909)	(58)

1 Currency translations are non-additive across geographical regions and global businesses due to inter-company transactions within the Group.

Currency translation and significant items

	Quarter ended 31 December 2014
	RBWM	CMB	GB&M	GPB	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue
Currency translation1	226	162	102	9	31	498

Significant items
Own credit spread	-	-	-	-	432	432
Debit valuation adjustment on derivative contracts	-	-	(54)	-	-	(54)
Fair value movements on non-qualifying hedges	(191)	-	3	(1)	(11)	(200)
Gain on sale of several tranches of real estate secured accounts in the US	92	-	-	-	-	92
Provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK	(24)	(8)	-	(20)	-	(52)
Loss on sale arising from HSBC Bank Middle East Limited's disposal of its operations in Pakistan	(11)	(13)	(3)	-	-	(27)

	(134)	(21)	(54)	(21)	421	191

Difference between reported and adjusted revenue	92	141	48	(12)	452	689

Operating expenses
Currency translation1	(196)	(92)	(137)	(8)	(25)	(426)

Significant items
Settlements and provisions in connection with foreign exchange investigations	-	-	(809)	-	-	(809)
Restructuring and other related costs	(60)	(27)	(6)	2	(37)	(128)
Regulatory provisions in GPB	-	-	-	(65)	-	(65)
UK customer redress programmes	(182)	(79)	(79)	-	-	(340)

	(242)	(106)	(894)	(63)	(37)	(1,342)

Difference between reported and adjusted operating expenses	(438)	(198)	(1,031)	(71)	(62)	(1,768)

Profit before tax
Currency translation	5	13	(44)	-	4	(22)

Significant items
Significant revenue items	(134)	(21)	(54)	(21)	421	191
Significant operating expense items	(242)	(106)	(894)	(63)	(37)	(1,342)

	(376)	(127)	(948)	(84)	384	(1,151)

Difference between reported and adjusted PBT	(371)	(114)	(992)	(84)	388	(1,173)

1 Currency translations are non-additive across geographical regions and global businesses due to inter-company transactions within the Group.

Currency translation and significant items

	Quarter ended 31 March 2014
	Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Currency translation3	616	102	9	53	318	1,086	348	(1)

Significant items
Own credit spread	149	-	(5)	4	-	148	152	-
Debit valuation adjustment on derivative contracts	22	5	(1)	2	2	30	20	2
Fair value movements on non-qualifying hedges	(63)	(1)	-	(78)	-	(142)	(16)	(5)
Loss on sale of several tranches of real estate secured accounts in the US	-	-	-	(30)	-	(30)	-	-
Gain on sale arising from HSBC Latin America Holdings UK Limited's disposal of HSBC Bank (Colombia) S.A.	-	-	-	-	18	18	-	-
Trading results - HSBC Bank (Colombia) S.A.	-	-	-	-	8	8	-	-
Trading results - HSBC Bank Middle East Limited's Pakistan operations1	-	-	4	-	-	4	-	-
Trading results - HSBC Bank Middle East Limited's banking business in Jordan2	-	-	17	-	-	17	-	-

	108	4	15	(102)	28	53	156	(3)

Difference between reported and adjusted revenue	724	106	24	(49)	346	1,139	504	(4)

Operating expenses
Currency translation3	(387)	(50)	(3)	(27)	(208)	(663)	(208)	−

Significant items
Restructuring and other related costs	(22)	(2)	-	(7)	(9)	(40)	-	-
UK customer redress programmes	(83)	-	-	-	-	(83)	(83)	-
Trading results - HSBC Bank (Colombia) S.A.	-	-	-	-	(9)	(9)	-	-
Trading results - HSBC Bank Middle East Limited's Pakistan operations1	-	-	(4)	-	-	(4)	-	-
Trading results - HSBC Bank Middle East Limited's banking business in Jordan2	-	-	(10)	-	-	(10)	(17)	(1)

	(105)	(2)	(14)	(7)	(18)	(146)	(100)	(1)

Difference between reported and adjusted operating expenses	(492)	(52)	(17)	(34)	(226)	(809)	(308)	(1)

Profit before tax
Currency translation	209	52	7	24	43	336	149	(1)

Significant items
Significant revenue items	108	4	15	(102)	28	53	156	(3)
Significant operating expense items	(105)	(2)	(14)	(7)	(18)	(146)	(100)	(1)
Trading results - HSBC Bank (Colombia) S.A.	-	-	-	-	(2)	(2)	-	-
Trading results - HSBC Bank Middle East Limited's banking business in Jordan2	-	-	1	-	-	1	-	-

	3	2	2	(109)	8	(94)	56	(4)

Difference between reported and adjusted PBT	212	54	9	(85)	51	242	205	(5)

1 HSBC Bank Middle East Limited disposed of its operations in Pakistan during October 2014 and incurred a loss on disposal of $27m.
2 HSBC Bank Middle East Limited disposed of its banking business in Jordan during June 2014. There were no gains or losses relating to this disposal.
3 Currency translations are non-additive across geographical regions and global businesses due to inter-company transactions within the Group.

Currency translation and significant items

	Quarter ended 31 March 2014
	RBWM	CMB	GB&M	GPB	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue
Currency translation3	432	293	333	40	16	1,086

Significant items
Own credit spread	-	-	-	-	148	148
Debit valuation adjustment on derivative contracts	-	-	30	-	-	30
Fair value movements on non-qualifying hedges	(80)	-	-	-	(62)	(142)
Loss on sale of several tranches of real estate secured accounts in the US	(30)	-	-	-	-	(30)
Gain on sale arising from HSBC Latin America Holdings UK Limited's disposal of HSBC Bank (Colombia) S.A.	6	7	5	-	-	18
Trading results - HSBC Bank (Colombia) S.A.	5	1	2	-	-	8
Trading results - HSBC Bank Middle East Limited's Pakistan operations1	1	2	1	-	-	4
Trading results - HSBC Bank Middle East Limited's banking business in Jordan2	6	6	3	-	2	17

	(92)	16	41	-	88	53

Difference between reported and adjusted revenue	340	309	374	40	104	1,139

Operating expenses
Currency translation3	(318)	(148)	(169)	(21)	(35)	(663)

Significant items
Restructuring and other related costs	(8)	(1)	(4)	-	(27)	(40)
UK customer redress programmes	(83)	-	-	-	-	(83)
Trading results - HSBC Bank (Colombia) S.A.	(6)	(1)	(2)	-	-	(9)
Trading results - HSBC Bank Middle East Limited's Pakistan operations1	(2)	(1)	(1)	-	-	(4)
Trading results - HSBC Bank Middle East Limited's banking business in Jordan2	(4)	(3)	(1)	-	(2)	(10)

	(103)	(6)	(8)	-	(29)	(146)

Difference between reported and adjusted operating expenses	(421)	(154)	(177)	(21)	(64)	(809)

Profit before tax
Currency translation	51	120	163	18	(17)	336

Significant items
Significant revenue items	(92)	16	41	-	88	53
Significant operating expense items	(103)	(6)	(8)	-	(29)	(146)
Trading results - HSBC Bank (Colombia) S.A.	(2)	-	-	-	-	(2)
Trading results - HSBC Bank Middle East Limited's banking business in Jordan2	-	1	-	-	-	1

	(197)	11	33	-	59	(94)

Difference between reported and adjusted PBT	(146)	131	196	18	42	242

1 HSBC Bank Middle East Limited disposed of its operations in Pakistan during October 2014 and incurred a loss on disposal of $27m.
2 HSBC Bank Middle East Limited disposed of its banking business in Jordan during June 2014. There were no gains or losses relating to this disposal.
3 Currency translations are non-additive across geographical regions and global businesses due to inter-company transactions within the Group.

Loans and advances to customers by industry sector and by geographical region

	Europe	Asia	MENA	North America	Latin America	Gross loans and advances to customers	Gross loans by industry sector as a % of total gross loans
	$m	$m	$m	$m	$m	$m	%
At 31 March 2015
Personal	167,398	133,509	6,569	62,727	12,162	382,365	39.5
First lien residential mortgages	123,428	93,544	2,643	53,620	3,778	277,013	28.6
Other personal	43,970	39,965	3,926	9,107	8,384	105,352	10.9

Corporate and commercial	199,660	217,760	21,012	61,473	27,104	527,009	54.5
Manufacturing	38,102	35,839	2,580	17,024	10,808	104,353	10.8
International trade and services	73,309	72,259	9,613	13,810	6,841	175,832	18.2
Commercial real estate	25,705	35,679	591	7,089	2,163	71,227	7.4
Other property-related	8,058	35,421	1,614	8,898	238	54,229	5.6
Government	1,999	1,172	1,902	176	888	6,137	0.6
Other commercial	52,487	37,390	4,712	14,476	6,166	115,231	11.9

Financial	28,199	16,073	3,157	7,932	1,130	56,491	5.8
Non-bank financial institutions	26,329	15,056	3,155	7,932	950	53,422	5.5
Settlement accounts	1,870	1,017	2	-	180	3,069	0.3

Asset-backed securities reclassified	1,519	-	-	130	-	1,649	0.2

Total gross loans and advances to customers	396,776	367,342	30,738	132,262	40,396	967,514	100.0

At 31 December 2014
Personal	178,531	129,515	6,571	65,400	13,537	393,554	39.9
First lien residential mortgages	131,000	93,147	2,647	55,577	4,153	286,524	29.0
Other personal	47,531	36,368	3,924	9,823	9,384	107,030	10.9

Corporate and commercial	210,585	220,799	20,588	57,862	30,722	540,556	54.8
Manufacturing	39,456	37,767	2,413	15,299	12,051	106,986	10.9
International trade and services	76,629	72,814	9,675	13,484	8,189	180,791	18.3
Commercial real estate	28,187	35,678	579	6,558	2,291	73,293	7.4
Other property-related	7,126	34,379	1,667	8,934	281	52,387	5.3
Government	2,264	1,195	1,552	164	968	6,143	0.6
Other commercial	56,923	38,966	4,702	13,423	6,942	120,956	12.3

Financial	23,103	13,997	3,291	9,034	1,393	50,818	5.1
Non-bank financial institutions	21,867	13,410	3,289	9,034	1,199	48,799	4.9
Settlement accounts	1,236	587	2	-	194	2,019	0.2

Asset-backed securities reclassified	1,938	-	-	131	-	2,069	0.2

Total gross loans and advances to customers	414,157	364,311	30,450	132,427	45,652	986,997	100.0

At 30 June 2014
Personal	194,898	129,680	6,553	69,573	15,048	415,752	39.2
First lien residential mortgages	144,225	95,489	2,543	58,677	4,501	305,435	28.8
Other personal	50,673	34,191	4,010	10,896	10,547	110,317	10.4

Corporate and commercial	257,715	221,852	20,983	55,916	32,965	589,431	55.5
Manufacturing	65,374	35,210	2,445	12,941	14,196	130,166	12.3
International trade and services	79,981	80,574	10,072	13,087	8,534	192,248	18.1
Commercial real estate	30,935	34,727	434	6,677	2,492	75,265	7.1
Other property-related	7,444	32,730	1,593	8,644	348	50,759	4.8
Government	2,404	1,082	1,696	568	1,007	6,757	0.6
Other commercial	71,577	37,529	4,743	13,999	6,388	134,236	12.6

Financial	29,603	12,091	2,838	7,579	1,397	53,508	5.0
Non-bank financial institutions	26,990	11,686	2,837	7,579	1,230	50,322	4.7
Settlement accounts	2,613	405	1	-	167	3,186	0.3

Asset-backed securities reclassified	2,382	-	-	138	-	2,520	0.3

Total gross loans and advances to customers	484,598	363,623	30,374	133,206	49,410	1,061,211	100.0

Please click on the following link to view the HSBC Holdings plc Data Pack for Q1 2015:

http://www.rns-pdf.londonstockexchange.com/rns/1450M_-2015-5-4.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 05 May 2015